QUANTITATIVE ALPHA TRADING INC. REPORTS 1ST QUARTER 2011

FINANCIAL RESULTS

June  30,  2011  (Toronto)  –  Quantitative  Alpha  Trading  Inc.  (CNSX:  QAT)(OTCBB:

RTNSF)  (the  “Company”  or  “QAT”),  announced  today  the  release  of  its  financial statements  for  the  period  ending  March  31,  2011,  together  with  the  management’s discussion  &  analysis  in  respect  of  the  Company’s  financial  results  and  performance.

The  results  are  issued  for  the  first  time  under  the  International  Financial  Reporting

Standards    (IFRS)    which    replaced    Canadian    Generally    Accepted    Accounting

Principles  (GAAP)  effective  January  1,  2011  for  all  publicly  accountable  enterprises in Canada.

The  Company  reported  a  net  loss  of  $1,643,609  ($0.01  per  share)  for  the  three months  ended  March  31,  2011  as  compared  to  a  net  loss  of  $1,853,285  ($0.02  per share)  for  the  three  months  ended  March  31,  2010.  The  change  was  mainly  due  to  a decrease  in  advertising  and  promotion  and  stock  based  compensation  offset  by  an

increase   in   software   amortization,   bank   charges   and   interest,   foreign   exchange,

management consulting and administrative, professional fees and salary and wages.

“The  first  quarter  was  primarily  a  transitional  quarter  for  the  Company,”  said  James

McGovern, Chief Executive Officer of QAT.   “The Company underwent a number of

significant   changes   in   the   first   quarter   including   a   restructuring   of   its   capital,

involving  the  retirement  of  certain  debt  in  exchange  for  shares,  the  completion  of  a private  placement  to  raise  additional  working  capital  and  a  significant  recomposition

of  the  Board  and  senior  management.    We  expect  these  changes  will  assist  the

Company  in  achieving  its  business  objectives  going  forward.    For  the  foreseeable

future,  those  objectives  will  be  focussed  upon  continuing  to  actively  market  the

Company’s   proprietary   software   to   institutional   investment   managers   and   hedge

funds.”

At  March  31,  2011,  the  Company  had  $2,192,098  in  cash  and  cash  equivalents  (2010

– $478,936) and a working capital of $2,296,677 (2010 –$423,948).

On  January  19,  2011,  the  Company  successfully  completed  a  non-brokered  private

placement  for  gross  proceeds  of  $500,000.    Pursuant  to  the  private  placement,  the

Company  issued  9,523,809  units  at  a  purchase  price  of  $0.0525  per  unit.  Each  unit consists of one common share and four common share purchase warrants. All of these

warrants  were  exercised  resulting  in  additional   gross   proceeds   of   approximately

$2,000,000.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining

proprietary   algorithmic   securities   trading   systems   that   operate   across   numerous

financial    markets.    Relying    on    behavioural    science    patterns,    the    Company’s

proprietary  systems  use  a  linked  series  of  computer  programs  to  analyze  securities market  data  in  real-time  and  directly  execute  buy  or  sell  orders  over  the  electronic

securities   exchanges   while   monitoring   the   status   of   every   trade   within   a   given

portfolio  without  human  intervention.  The  Company  trades  on  CNSX  under  the symbol QAT and in the United States on the OTCBB under the symbol RTNSF.

For further information:

Contact:    Jim    McGovern,    Chief    Executive    Officer,    QAT    -    1-416-323-0477

jim@qatinc.com

Except   for   historic   information,   the   matters   discussed   in   this   document   contain

certain  forward-looking  statements.  These  statements  involve  known  and  unknown risks, delays, uncertainties and other factors not under the Corporation's control that may  cause  actual  results,  levels  of  activity,  performance  or  achievements  to  be materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or expectations expressed or implied by these forward-looking statements.

CNSX  has  not  reviewed  and  does  not  accept  responsibility  for  the  adequacy  or accuracy of the content of this news release.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Loss and Comprehensive Loss

For the three months ended March 31, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

March 31,

March 31,

2011

2010

Expenses

Advertising and promotion

-

22,632

Amortization - Equipment

1,978

3,748

Amortization - Intangible

207,744

-

Finance  costs

22,173

239

Foreign exchange  (gain)

31,373

-

Management, consulting and administrative

60,405

33,600

Office

10,967

3,001

Professional fees

64,844

30,208

Rent

16,637

12,500

Salary and wages

62,914

–

Share  based compensation

1,143,272

1,736,064

Travel

10,194

1,500

Trust and filing fees

11,108

9,805

Loss  before  the  following:

(1,643,609)

(1,853,297)

Interest and other income

-

12

Net  loss  and comprehensive  loss

$      (1,643,609)   $      (1,853,285)

Loss  per  share, basic

(0.01)

(0.02)

Loss  per  share, fully diluted

(0.01)

(0.02)

Weighted average  number of common shares  outstanding, basic

135,344,145

99,416,860

Weighted average  number of common shares  outstanding, fully diluted

135,500,552

99,416,860

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Financial Position

As at,

March 31

December 31

January 1

(Unaudited -  expressed in Canadian Dollars)

2011

2010

2010

(Note  11)

(Note  11)

Assets

Current assets

Cash and cash equivalents

$

2,192,098

$

174,530

$

379,284

Marketable  securities

–

–

1,448,800

Other receivables

29,393

28,664

242,744

Prepaid expenses (Note  2)

222,135

216,135

10,000

2,443,626

419,329

2,080,828

Equipment (Note  5)

5,906

7,884

3,940

Intangible  (Note  6)

7,582,647

7,790,391

–

Prepaid Expenses  - long term (Note  2)

234,375

286,458

–

Mineral property

–

–

67,185

Oil and gas property

–

–

1

$      10,266,554

$

8,504,062

$

2,151,954

Liabilities  and Shareholders' Equity

Current liabilities

Trade  and other payables

$

146,949

$

115,046

$

75,072

Deposit on private  placement

–

250,000

–

Notes  payable  - current portion (Note  7)

–

358,445

–

146,949

723,491

75,072

Note  payable  -long term

–

2,095,476

–

146,949

2,818,967

75,072

Shareholders' equity

Share  capital and warrants  (Note  8)

13,926,529

8,939,599

3,919,865

Contributed surplus

3,497,627

2,406,438

670,374

Accumulated other comprehensive  income

–

–

504,770

Deficit

(7,304,551)

(5,660,942)

(3,018,127)

$      10,266,554

$

8,504,062

$

2,151,954

Approved by the Audit Committee on behalf of Board of Directors on June 29, 2011

Director

Director

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Changes in Equity

For the three months ended March 31, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

Accumulated

other

Share Capital

Contributed

comprehensive

and Warrants

Surplus

Income

Deficit

Total  Equity

$

$

$

$

$

As  at  January  1,  2011

8,939,599

2,406,438

-

(5,660,942)

5,685,095

Loss  from  continuing operations  attributable to

owners  of the Company

-

-

-

(1,643,609)

(1,643,609)

Issuance - private placement  (Note 8a)

500,000

-

-

-

500,000

Issuance - conversion of notes  payable (Note 7)

2,486,930

-

-

-

2,486,930

Issuance - warrant  exercise (Note 8a)

2,000,000

-

-

-

2,000,000

Share based compensation (Note 8b)

-

1,091,189

-

-

1,091,189

As at March  31,  2011

13,926,529

3,497,627

-

(7,304,551)

10,119,605

As  at  January  1,  2010

3,919,865

670,374

504,770

(3,018,127)

2,076,882

Loss  from  continuing operations  attributable to

owners  of the Company

-

-

-

(1,853,285)

(1,853,285)

Issuance - Arrangement  Agreement

-

-

-

-

-

Redemption of Class  A  preferred shares

(1,515,986)

-

(504,770)

504,770

(1,515,986)

Share based compensation

-

1,736,064

-

-

1,736,064

Issuance-acquisition of software license

150,000

-

-

-

150,000

As  at  March 31,  2010

2,553,879

2,406,438

-

(4,366,642)

593,675

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Cash Flow Statement

For the three months ended March 31, 2011

(Unaudited, expressed in Canadian dollars)

March  31,

March  31,

2011

2010

Cas h  provide d  by  (us e d  in)

Ope rating  activitie s

Loss  for  the  period

$

(1,643,609)    $    (1,853,285)

Items  not  involving  cash:

Share  based  compensation

1,143,272

1,736,064

Amortization

209,722

3,748

Accrued  interest  income

–

(12)

Accrued  interest  on  notes  payable

21,631

–

Foreign  exchange  on  notes  payable

11,378

–

(257,606)

(113,485)

Net  changes  in  non-cash  working  capital

Other  receivables

(729)

(7,632)

Prepaid  expenses

(6,000)

10,000

Trade  and  other  payables

31,903

(10,072)

(232,432)

(121,189)

Inve s ting  activitie s

Purchase  of  equipment

–

(7,159)

Short  term  investments

–

(10,000)

–

(17,159)

Financing  activitie s

Common  shares  issued

2,500,000

–

Share  subscription  receivable

–

238,000

Deposit  on  private  placement

(250,000)

–

2,250,000

238,000

Incre as e  in  cas h  and  cas h  e quivale nts

2,017,568

99,652

Cas h  and  cas h  e quivale nts ,  be ginning  of pe riod

174,530

379,284

Cas h  and  cas h  e quivale nts ,  e nd  of pe riod

$

2,192,098     $

478,936

Supple me ntary  information:

Cash  received  from  interest

$

–      $

12

Non-cas h  trans actions :

Conversion  of  notes  payable

$

2,486,930     $

–

Shares  distributed  as  part  of  corporate  restructuring

$

–      $   1,515,986

Acquisiton  of  Software  License

$

–      $

150,000

6